RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

November 12, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated October 9, 2024

Ladies and Gentlemen:

This letter responds to the comments made to RocketFuel Blockchain, Inc. (“we” or the “Company”) in your letter of October 9, 2024 regarding the Company’s Annual Report on Form 10-K filed with the Commission on August 21, 2023 (the “10-K”). The numbered paragraphs below correspond to the numbered comments in your letter.

1. We have removed all references to the crypto loyalty program and the use of NFT’s on our website, https://rocketfuel.inc. The pages that you referenced were on our old website, https://rocketfuelblockchain.com. Links to the old website now redirect to the new website.

As to your other questions:

Mass Payouts:

Key features: This product allows our merchants to distribute funds to their customers and/or partners in crypto and stable currencies. A merchant provides a list of recipients (name, email, amount, and more) via batch upload on our dashboard or via APIs and funds the total amount in their FBO account with one of our partners. RocketFuel, contacts the recipients, asks what currency they’d like to receive, performs automated KYC, and exchange and send funds on behalf of the merchant.

Target customers: A typical customer already distributes FIAT funds to their customers/partners and uses RocketFuel to offer an additional method for distribution. Examples could be companies like Uber (distribute funds to their drivers), Airbnb (distributes funds to homeowners), payroll companies, and more. All merchants go through our KYB screening.

The product was officially launched in a press release on 3/31/2023.

The revenue Year to date before transaction costs in 2024 is approx.: $309,000

Gift cards

Key features: This product is offered exclusively to select European customers by our European subsidiary (based in Denmark).

The product allows a shopper to purchase a gift card that can be redeemed with one of our European merchants. Gift cards can be purchased using crypto or FIAT (credit cards). We use a blockchain as our database to store the gift card including the value. Technically, one can consider that an NFT, although it is used solely on our internal platform and is not a tradable NFT. The idea is that over time people have more control with their electronic gift cards as more and more users become familiar with blockchain technology, wallets, etc. One could envision that the gift card could be loaded into a wallet on a mobile phone (e.g., Google and Apple Wallet). We don’t market or use this term or share our internal infrastructure (i.e. database technology) with our shoppers as most of the shoppers don’t understand this concept. We use the terms it in our marketing to demonstrate our technical advantages to interested stakeholders.

Target Audience: This product is offered to any European customer that meets certain criteria for their current credit card volume (e.g., approval rate, decline rate, and more). All merchants go through our KYB screening.

The product was launched with our first customer in June 2023.

The revenue Year to date before transaction costs in 2024 is approx.: $1,992,000.

2. We have hired an outside accounting consultant to help us prepare the delinquent filings. However, we will not have sufficient funds to complete the filings or to pay audit fees without raising additional capital. We hope to become current again in 2025 Q2.

3. We have removed the sentence beginning “Such statements,” as it refers to the previous sentence, which was deleted. The proposed disclosure, with the requested changes, is as follows:

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws, and it is possible the SEC may take this position with respect to other assets that may be bought, sold, converted, spent and sent on our platform. The legal test for determining whether any given asset is a security is a highly complex, fact-driven analysis ~~that evolves over time, and the outcome is difficult to predict. The SEC generally has not provided advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution~~. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. ~~To date, public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin or ether are securities in their current form; however, these are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed such a view. Moreover, s Such statements do not represent SEC rules or official policy statements by the SEC; they reflect only the speakers’ views and are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency or other asset. With respect to all other cryptocurrencies, there is currently no certainty under the existing securities laws to determine that such assets are not securities; though t~~The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019~~,~~. While this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. With that said, the current SEC Chairman, Gary Gensler, has repeatedly indicated in remarks to various forums, including the U.S. Congress, that some cryptocurrencies and related products and services may qualify as securities and accordingly be subject to SEC oversight and regulation. Chairman Gensler further referred to the cryptocurrency industry as the “Wild West” and called for more consistent and clear regulation of this sector. The SEC, as well as other regulators, seem increasingly fixated on the regulation of cryptocurrencies, which may impact our business. ~~There also remains significant unclarity over whether individual cryptocurrencies or cryptocurrencies backed by local currencies (stablecoins) will be deemed as “securities.”~~

Please let me know if you have any additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer